NEWS RELEASE

EMX Options its Copperhole Creek Polymetallic Project in Australia to Lumira Energy Ltd.

Vancouver, British Columbia, September 13, 2023 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an option agreement for EMX's Copperhole Creek polymetallic project in Queensland, Australia (the "Project") (see Figure 1) to Lumira Energy Ltd. ("Lumira"), a private Australian Company. The agreement provides EMX with a 2.5% Net Smelter Return ("NSR") royalty interest, cash and equity payments, work commitments and other considerations. In conjunction with this transaction, Lumira Energy intends to establish a public listing on the Australian Securities Exchange (ASX) in mid-year 2024.

The polymetallic Copperhole Creek Project is located 20 km east of the Georgetown-Forsayth Metallogenic District in Queensland, with mineralization developed in the same host rocks as the Georgetown-Forsayth District. There are two main styles of mineralization recognized on the Copperhole Creek property, (1) tin-copper-molybdenum mineralization developed in zones of greisen-style alteration and (2) shear zone hosted copper-silver mineralized veins and breccias. Numerous occurrences, historical mines and prospects with either or both styles of mineralization occur on EMX's land position (see Figure 2). Although the nearby Georgetown-Forsayth Metallogenic District is well known for its historical gold production, only a few of the occurrences at Copperhole Creek have been assayed for gold, adding further upside to the Project.

This transaction will provide Lumira with a flagship asset in Australia in advance of its proposed ASX listing. EMX and Lumira will apply modern exploration methods and deposit models to identify and prioritize additional targets within the project area.

Commercial Terms Overview: All terms in Australian Dollars (AUD) unless otherwise indicated. Upon execution, Lumira will make a cash payment of $20,000 to EMX to commence an exclusive two-month option period. Pursuant to the agreement, Lumira can acquire a 100% interest in the Project by paying EMX an additional $30,000 prior to the end of the two-month option period. Upon a successful listing on the ASX, Lumira will issue shares of Lumira equivalent to $100,000 to EMX and a further 500,000 shares 12 months after listing. Furthermore, upon listing Lumira will also issue to EMX 1,000,000 options with 500,000 options being exercisable for one share of Lumira at a price of $0.30 for 24 months and 500,000 options being exercisable for one share of Lumira at a price of $0.40 for 36 months.

Upon completing the option period requirements, Lumira will earn a 100% interest in the Project with EMX retaining:

  A 2.5% NSR royalty interest.
  Annual advance royalty ("AAR") payments of $30,000 per year commencing upon the third anniversary of the initial public offering, with the AAR payment escalating by 15% per year until reaching a maximum of $75,000 per year.
  Milestone payments as follows:
    $250,000 in cash or Lumira shares upon publication of a maiden JORC complaint resource;
    $250,000 in cash or Lumira shares upon publication of a scoping study or a Preliminary Economic Assessment;
    $500,000 in cash upon publication of a Definitive Feasibility Study; and
    $1 million in cash upon commencement of commercial production.

To maintain its interest in the projects, Lumira will also:

  Spend $50,000 in exploration expenditures before the date of the initial public offering ("IPO");
  Spend an additional $250,000 by the first anniversary of the IPO;
  Spend an additional $200,000 by the second anniversary of the IPO; and
  Complete a minimum of 1,000 m of drilling each year from the third to the eighth anniversary of the IPO.

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Within 96 months of executing the agreement, Lumira will have the right to re-purchase 0.5% of the NSR Royalty on the Project for $1.2 million.

Copperhole Creek Project. Although located within a prospective geologic belt, with the historical Einasleigh Copper Mine located 25 km along trend to the southeast, the Copperhole Creek project has not seen systematic exploration in the past 30 years. Production from various historical mines took place in the early 20th century, with limited exploration taking place in the 1970's and 1980's. The Questend prospect was drilled by BP Minerals in 1978 with two shallow reverse circulation drill holes, with a reported intercept of 12 meters of 3.27% Cu, 0.66% Zn, 0.26% Sn and 51 ppm Ag from 36 meters1 (true width not reported). The mineralization was hosted within a quartz-sulfide breccia body that appears to project from mineralization exposed in nearby prospect pits.

In a broad sense, mineralization appears to be zoned with Cu-Mo-Sn mineralization developed in the northeastern portion of the property to more copper-silver mineralization developed in the southwest. Prioritized exploration targets include mineralized shear zones and breccias that were targeted by the historical mining operations. The project also contains potential for Cu-Mo-Sn porphyry style mineralization in the zones of greisen style alteration and mineralization.

More information on the Project can be found at www.EMXroyalty.com.

Comments on Nearby and Adjacent Properties. The deposits, projects and mines discussed in this news release provide context for EMX's Project, which occurs in a similar geologic setting, but this is not necessarily indicative that the Project hosts similar quantities, grades or styles of mineralization.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt Exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@emxroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@emxroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the
TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward-looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

 Tel: (604) 688-6390 Fax: (604) 688-1157

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Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2023 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2022, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

 Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com

Figure 1.  Location Map of the Copperhole Creek Project

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

 Tel: (604) 688-6390 Fax: (604) 688-1157

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Figure 2. Overview Map of the Copperhole Creek Project

1 Drilling was conducted by BP Mining Development Australia Pty Ltd in 1978 with results reported to the Queensland Geologic Survey in 1979 in a report titled Final Report on A.TO P.1806 (cr_7585.pdf). EMX has not performed sufficient work to verify the published assay results, and these data cannot be verified as being compliant with NI43-101 standards. However, EMX believes these results to be reliable and relevant.

2 Underground sampling was completed by Bridge Minerals in 1971 and reported to Queensland Geologic Survey that year in a report titled Annual Report Georgetown District Eveleigh Block (cr_3533.pdf). EMX has not performed sufficient work to verify the published assay results, and these data cannot be verified as being compliant with NI43-101 standards. However, EMX believes these results to be reliable and relevant.
3 Surface rock chip sampling was completed by Battle Mountain Gold Company in 1989 and reported to the Queensland Geologic Survey that year in a report titled Authority to Prospect 5855M (Copperhole Creek) (CR_20492.pdf). EMX has not performed sufficient work to verify the published assay results, and these data cannot be verified as being compliant with NI43-101 standards. However, EMX believes these results to be reliable and relevant.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

 Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com